UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Eric R. Smith

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 11, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,495,637
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,495,637
	10	SHARED DISPOSITIVE POWER 124,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 13 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on March 20, 2020, Amendment No. 5 filed on July 22, 2020, Amendment No. 6 filed on August 3, 2020, Amendment No. 7 filed on September 25, 2020, Amendment No. 8 filed on October 20, 2020, Amendment No. 9 filed on October 30, 2020, Amendment No. 10 filed on November 6, 2020, Amendment No. 11 filed on November 17, 2020 and Amendment No. 12 filed on December 4, 2020 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On December 11, 2020, the Reporting Person delivered written consents to the Issuer from the holders of at least 67% of the outstanding Shares to remove John D. Beletic, Cathy-Ann Martine-Dolecki and Ronald D. McCray from the Board of Directors (the “Board”) of the Issuer and to elect J. Timothy Bryan and Kathleen McLean as directors. The Reporting Person also delivered written consents from the holders of at least 67 % of the outstanding Shares to reduce the percentage of shareholders that may cause the Issuer to call a special meeting of shareholders to holders of 25% of the votes outstanding and entitled to vote at a special meeting (which was the standard before the other Board members attempted to further entrenched themselves by amending the Bylaws without shareholder approval to increase the threshold to 50%). Under Delaware law, the changes to the Board and Bylaws take effect immediately upon the delivery of the requisite number of consents.

The Reporting Person is grateful that the shareholders have supported this critical first step in putting the Issuer back on the path to success and the Reporting Person looks forward to continuing to advocate for a fully-reconstituted Board.

The consents collected by the Reporting Person also indicate overwhelming shareholder dissatisfaction with existing Board members Jay G. Baitler, Paul J. Gaffney and Morton F. Zifferer (of the consents collected by the Reporting Person over 48.5% of the outstanding Shares consented to remove Mr. Baitler, over 47.8% of the outstanding Shares consented to remove Mr. Gaffney and over 47.8% of the outstanding Shares consented to remove Mr. Zifferer).

The Issuer announced in November that Mr. Zifferer would be resigning from the Board upon the completion of the Reporting Person’s consent solicitation. The Reporting Person assumes that Mr. Zifferer’s resignation is now effective and, given the significant shareholder opposition to them remaining on the Board, the Reporting Person encourages Mr. Baitler and Mr. Gaffney to follow Mr. Zifferer’s example and resign to make way for a fully reconstituted Board. If Mr. Baitler and Mr. Gaffney do not resign, the Reporting Person expects that they will face similar opposition at the Issuer’s 2021 annual meeting.

The Reporting Person continues to believe that Emily Kellum (Kelly) Boss and John W. Diercksen would be invaluable additions to the Board and both received substantial shareholder support in the consent solicitation (of the consents collected by the Reporting Person, over 48.5% of the outstanding Shares consented to the election of Ms. Boss and over 47.7% of the outstanding Shares consented to the election of Mr. Dierksen). The Reporting Person believes that any further Board refreshment should consider the strong support already voiced by shareholders for these two highly qualified, independent nominees.

The Reporting Person is disappointed that the Board has refused the Reporting Person’s proposed concept of shareholders owning 5% or more of the outstanding Shares being able to designate up to two individuals for election to the Board. In the Reporting Person’s estimation this is just another example of the Board substituting its judgement for that of the shareholders and ignoring repeated calls for greater transparency. It is for these reasons that the Reporting Person expects to continue to advocate for greater shareholder representation on the Board and will continue to pursue a fully reconstituted Board.

The Reporting Person expects that, in light of the changes to the composition of the Board, a meeting of the reconstituted Board will be held promptly to consider these matters and before the Issuer takes any action outside the ordinary course of business or any material decision with respect to the Issuer, its operations, its governance structures, or its personnel is made.

The Reporting Person intends to continue to engage in discussions with the Issuer’s Board and management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and/or Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 14, 2020

/s/ Robert B. Barnhill, Jr.